# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ESCO Technologies Inc., CIK 0000866706
CUSIP: 296315104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 645 Maryville Centre Dr., Suite 300, St. Louis, Missouri (MO), 63141-5855
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0002142863
Persons authorized to receive notices and communications: Ben Kelly, 26 Claridenstrasse, Zurich, Switzerland (V8), 8002, 41 79 337 3317

## Reporting persons
- TBG AG (CIK 0002142863): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: subject company funds (SC); sole voting power 5,100,000; shared voting power 0; sole dispositive power 5,100,000; shared dispositive power 0; aggregate amount beneficially owned 5,100,000 (16.4% of the class)
  Comment: Percentage of class in row (13) represented by amount in row (11) is based on a denominator consisting of (i) 25,907,567 shares of Common Stock outstanding as of July 31, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 10, 2026 and (ii) the 5,100,000 shares of Common Stock issued to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ESCO Technologies Inc.
Address of issuer's principal executive offices: 645 Maryville Centre Dr., Suite 300, St. Louis, Missouri (MO), 63141-5855
Comment: This Schedule 13D is being filed with the Securities and Exchange Commission (the "SEC") and relates to the shares of Common Stock, par value $0.01 per share ("Common Stock"), of ESCO Technologies Inc., a Missouri corporation (the "Issuer"), and the other matters specifically set forth herein.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by TBG AG, a Swiss stock corporation (Aktiengesellschaft) (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 26 Claridenstrasse, 8002 Zurich, Switzerland.
Present principal occupation or employment: The principal business of the Reporting Person is making investments. The name, business address, principal occupation and citizenship of each executive officer and director of the Reporting Person is set forth on Schedule A hereto, which is incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person identified on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person identified on Schedule A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a stock corporation (Aktiengesellschaft) organized under the laws of Switzerland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 1, 2026 (the "Completion Date"), the Reporting Person received 5,100,000 shares of Common Stock (the "Consideration Shares") reported in this Schedule 13D as partial consideration for the sale by the Reporting Person to ESCO UK Global Holdings Ltd, a wholly owned subsidiary of the Issuer, of Megger Group Limited (the "Transaction") pursuant to that certain Agreement for the Sale and Purchase of the Share Capital of Megger Group Limited, dated as of April 15, 2026, by and between the Reporting Person and the Issuer (the "Purchase Agreement"), as more fully described in the Issuer's Current Report on Form 8-K, as filed with the SEC on April 16, 2026 (the "April 16 Form 8-K"), and the Issuer's Current Report on Form 8-K, as filed with the SEC on October 1, 2026 (the "October 1 Form 8-K"). The aggregate consideration paid by the Issuer to the Reporting Person pursuant to the Purchase Agreement consists of $922,000,000 in cash and the Consideration Shares. The Purchase Agreement also provides for a post-closing adjustment to the cash component of such consideration based on the net debt and working capital of Megger, with such adjustment payable in cash. The description of the Purchase Agreement set forth in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which has been filed as Exhibit 10.1 to the April 16 Form 8-K, and is incorporated herein by reference. The Purchase Agreement and the Transaction are more fully described in the April 16 Form 8-K and the October 1 Form 8-K. The Consideration Shares were delivered by the Issuer to the Reporting Person by restricted book entry into segregated accounts established with the Issuer's transfer agent.

## Item 4. Purpose of Transaction
Purpose of transaction:
On the Completion Date, in connection with the consummation of the Transaction pursuant to the Purchase Agreement, the Reporting Person entered into that certain Shareholder Agreement, dated as of October 1, 2026, by and between the Reporting Person and the Issuer (the "Shareholder Agreement"), which provides for, among other things, certain transfer restrictions, standstill obligations, voting commitments, board designation rights, consent rights, preemptive rights, registration rights and information rights of the Reporting Person with respect to the Issuer and the Common Stock. The terms and provisions of the Shareholder Agreement are more fully described in the October 1 Form 8-K, and are further described in Item 6 of this Schedule 13D, which is incorporated into this Item 4 by reference.

Additionally, pursuant to the Shareholder Agreement, the board of directors of the Issuer (the "Board") appointed Jeremy Abson as a member of the Board in the class of directors (Class III) with a term ending in 2029, effective as of the Completion Date. Mr. Abson is the Chief Executive Officer of the Reporting Person.

Subject to the terms of the Shareholder Agreement and applicable law, the Reporting Person may engage in a dialogue and other communications regarding the Issuer with members of the Board and/or management of the Issuer, other stockholders of the Issuer, knowledgeable industry or market participants or other persons. Except as described in this Schedule 13D (including with respect to the Shareholder Agreement), the Reporting Person has no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The Reporting Person received the Consideration Shares from the Issuer as partial consideration for the Transaction and is holding the Consideration Shares for investment purposes. The Reporting Person intends to review its investment in the Issuer's Common Stock on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock, subject to and in accordance with the applicable terms of the Shareholder Agreement and applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the close of business on the date of this Schedule 13D, the Reporting Person beneficially owned 5,100,000 shares of Common Stock. Such shares of Common Stock represent approximately 16.45% of the outstanding shares of Common Stock, based on a denominator consisting of (i) 25,907,567 shares of Common Stock outstanding as of July 31, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 10, 2026 and (ii) the 5,100,000 shares of Common Stock issued to the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
(1) Sole power to vote or to direct the vote: 5,100,000 shares of Common Stock.
(2) Shared power to vote or to direct the vote: 0 shares of Common Stock.
(3) Sole power to dispose or to direct the disposition of: 5,100,000 shares of Common Stock.
(4) Shared power to dispose or to direct the disposition of: 0 shares of Common Stock.

The Reporting Person's voting and dispositive power with respect to the Consideration Shares is subject to the restrictions set forth in the Shareholder Agreement as described in Item 6 of this Schedule 13D, which is incorporated into this Item 5(b) by reference.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D, the Reporting Person has not effected any transactions in shares of Common Stock during the past 60 days, inclusive of any transactions effected through the close of business on the date of this Schedule 13D. If requested, the Reporting Person undertakes to provide the Staff of the SEC full information regarding the Consideration Shares received from the Issuer on the Completion Date.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Person, which directly holds the Consideration Shares, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the Consideration Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated into this Item 6 by reference, as applicable.

The terms of the Shareholder Agreement provide for, among other things: (i) the right of the Reporting Person to have one designated individual (such individual, the "Seller Designee") appointed as a member of the Issuer's Board, with such Board representation continuing for so long as the Reporting Person maintains, together with its permitted transferees and certain affiliated holders (collectively, "Seller Holders"), aggregate beneficial ownership of at least 50% of the Consideration Shares (the "Minimum Ownership Threshold"); (ii) certain restrictions on the transfer of the Consideration Shares during the 12-month period following the Completion Date (such period, the "Restricted Period"), with 50% of the Consideration Shares released from such restrictions six months after the Completion Date, in all cases subject to certain specified exceptions and limitations; (iii) certain standstill provisions including, during and after the Restricted Period until the date that is six months after no Seller Designee is a member of the Board and the Reporting Person has irrevocably waived its right to designate a Seller Designee, limitations on Seller Holders acquiring an aggregate beneficial ownership, inclusive of any Consideration Shares, of more than 24.5% of the then-outstanding shares of Common Stock, unless the Reporting Person has obtained the consent of the Board, subject to certain exceptions; (iv) certain voting provisions applicable during the Restricted Period and continuing thereafter until no Seller Designee is a member of the Board, pursuant to which the Reporting Person has agreed to vote its shares of Common Stock in favor of (A) all directors nominated by the Board and (B) all other proposals recommended by the Board and presented for approval at any annual or special meeting of the Issuer's stockholders (excluding any change-of-control transaction or material acquisition and any amendment to the Issuer's articles of incorporation); (v) the right of the Reporting Person to consent to various actions of the Issuer during the Restricted Period (and, assuming the Reporting Person satisfies the Minimum Ownership Threshold during such time) relating to fundamental changes to the Issuer's business or changes to the Issuer's bylaws that would disproportionately and materially adversely affect the Reporting Person's rights under the Shareholder Agreement or relative to other stockholders; (vi) certain customary resale, demand and piggyback registration rights; (vii) certain preemptive rights applicable for so long as the Reporting Person satisfies the Minimum Ownership Threshold, pursuant to which, in the event that the Issuer proposes to offer or sell any shares of Common Stock, the Reporting Person may purchase up to the number of such shares as are necessary to maintain its percentage ownership of the outstanding Common Stock, subject to certain exceptions and limitations and (viii) certain information rights.

Additionally, pursuant to the Shareholder Agreement, the Seller Designee (or any replacement designee) must meet applicable independence, qualification and regulatory requirements and, in connection with his appointment to the Board as the initial Seller Designee, Mr. Abson submitted an irrevocable resignation letter to the Board providing for his resignation in the event that the Reporting Person fails to satisfy the Minimum Ownership Threshold or Mr. Abson does not receive requisite shareholder approval to serve as a member of the Issuer's Board. Subject to the Reporting Person's satisfaction of the Minimum Ownership Threshold, the Board has agreed to include Mr. Abson, as the Seller Designee, in the Board's recommended slate of director nominees at the next applicable meeting of the Issuer's shareholders at which the Class III directors are to be elected.

The Shareholder Agreement is governed by the laws of the State of Missouri.

The description of the Shareholder Agreement set forth in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a copy of the substantially final form of which has been filed as Exhibit 10.2 to the April 16 Form 8-K, and is incorporated herein by reference. The response set forth in Item 4 of this Schedule 13D is incorporated into this Item 6 by reference.

Except as described in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Power of Attorney granted by TBG AG and Jeremy Abson in favor of Ben Kelly and Alain Scherrer, dated as of June 26, 2026.
99.2 Agreement for the Sale and Purchase of the Share Capital of Megger Group Limited, dated as of April 15, 2026, by and between TBG AG and the Issuer, a copy of which has been filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K, as filed with the SEC on April 16, 2026, and is incorporated herein by reference.

99.3 Form of Shareholder Agreement by and between TBG AG and the Issuer, a copy of which has been filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K, as filed with the SEC on April 16, 2026, and is incorporated herein by reference.

99.4 Schedule A.

## Signatures
- TBG AG: /s/ Alain Scherrer, Alain Scherrer, Authorized Signatory (10/08/2026)
- TBG AG: /s/ Ben Kelly, Ben Kelly, Authorized Signatory (10/08/2026)